

September 22, 2014

Via E-mail
C. David Cush
President and Chief Executive Officer
Virgin America Inc.
555 Airport Boulevard
Burlingame, CA 94010

> **Re:** **Virgin America Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 8, 2014**
> **File No. 333-197660**

Dear Mr. Cush:

We have reviewed your responses to the comments in our letter dated August 22, 2014 and have the following additional comments.

Summary, page 1

1. We note your response to our prior comment 3 and reissue in part. We note your disclosure throughout the prospectus that you have an "industry-leading" inflight entertainment system. Please revise the prospectus throughout to qualify this statement as your belief.

Overview, page 1

2. We note your response to our prior comment 5 and reissue in part. We note your use of stage-length adjusted RASM and stage-length adjusted CASM in your comparisons to other low-cost and legacy carriers. Please advise, with a view towards revised disclosure, whether the formulae you utilized to adjust these operating metrics are standard within the industry or whether and to what extent you exercised judgment in determining the adjustments. In this regard, we note the disclosure on page 20 that making stage-length adjustments "requires some judgment and different observers may use different stage-length adjustment techniques."

3. Based on the first paragraph in this section, it appears that you are defining RASM as stage-length adjusted revenue per available seat mile and CASM as stage-length adjusted cost per available seat mile. However, your glossary and usage elsewhere in the prospectus would indicate that these defined terms do not include the stage-length adjustment. Please revise to clarify.

Our Competitive Strengths, page 2

Low-Cost, Disciplined Operating Structure, page 3

4. You state here that the average stage-length adjusted domestic CASM of the legacy airlines was 31% higher than yours in 2013 and on page 1 that your stage-length adjusted CASM is competitive with that of other low-cost carriers. Please revise to quantify how your stage-length adjusted CASM compares to the average for low-cost carriers and where it ranks among the low-cost carriers you identify on page 89.

2014 Recapitalization, page 37

5. We note your response to our prior comment 18 and additional table disclosed on page 37 but do not believe your response or your revised disclosures were fully responsive to our prior comment. Please revise the disclosure on page 37 to clearly explain why the application of troubled debt restructuring accounting results in a difference between the contractual amounts due on your obligations to the Virgin Group and Cyrus Capital and the amounts recorded in your financial statements at June 30, 2014.

Notes to the Unaudited Pro Forma As Adjusted Consolidated Balance Sheet, page 53

6. Refer to footnote (o). We note that you have reflected a pro forma adjustment in the balance sheet for performance based awards that are contingent on the completion of the offering and where the underlying services conditions have been met. Please revise footnote (o) to explain how you calculated or determined this pro forma adjustment.

Management's Discussion and Analysis of Financial Condition, page 59

7. We note from page 10 that your board of directors has approved the issuance of 1,650,000 restricted stock units in connection with the consummation of the 2014 Recapitalization and that such units will vest immediately. In this regard, please revise your MD&A to disclose the expense you expect to recognize upon issuance of the restricted stock units and explain how you will calculate or determine the expense recognized.

Executive Compensation, page 114

2013 Summary Compensation Table, page 120

8. We note your response to our prior comment 30 and reissue. Please provide us with the basis for your belief that the incremental fair value of the repriced or modified awards need not be disclosed in the "Option Awards" column if the modification had a de

minimus impact on the fair value of the stock award. Otherwise, please revise the "Option Awards" column of the table to include the incremental fair value, computed as of the repricing or modification date in accordance with FASB ASC Topic 718, with respect to the repriced or modified awards. Refer to Instruction 2 to Item 402(c)(2)(v) and (vi) of Regulation S-K. Please also revise the Grants of Plan-Based Awards in 2013 table on page 121 pursuant to Item 402(d)(2)(viii) of Regulation S-K.

Financial Statements, page F-1

9. We note your response to our prior comment 38. To the extent that you effect a reverse stock split of your common shares in connection with the consummation of the offering, please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect to the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

10. We note from your response to our prior comment 40 that as a result of including pro forma financial statements in the amendment in response to the staff's comment, you have removed Note 2 from your financial statements. Given the significant changes in your capitalization that will occur in the recapitalization transaction to be completed in connection with your offering, we continue to believe that a pro forma balance sheet should continue to be presented alongside your historical balance sheet as of the latest interim period presented. Also, as requested in our prior comment, the notes to your financial statements should also be revised to disclose the conversion terms under which the preferred shares and various categories of common shares will convert into the company's common shares. The notes to your financial statements should also explain how the revised licensing agreement with the Virgin Group will be reflected in the pro forma balance sheet. Please revise accordingly.

11. In a related matter, given the significant increase in your Class A common shares that will occur in connection with the offering due to the conversion of your various common and preferred shares into Class A shares in connection with the offering, please revise to disclose pro forma basic and diluted earnings per share, giving effect to such conversion on the face of your consolidated statements of operations for the latest fiscal year and subsequent interim period presented in your financial statements. The notes to your financial statements should also be revised to explain the nature of the pro forma presentation and should disclose how the weighted average shares used in the computation of pro forma earnings per share for each period were calculated or determined.

Notes to Consolidated Financial Statements, page F-9

(2) 2013 Recapitalization, page F-9

12. We note your response to our prior comment 41 but do not believe it was fully responsive to our prior comment. Your response indicates that you believe you were experiencing financial difficulty due to growing amounts of debt; however, you do not analyze the factors that indicate financial difficulty in paragraphs 7 through 9 of ASC 470-60-55. As originally requested, please provide us with a detailed analysis of how you meet the criterion of experiencing financial difficulties as explained in ASC 470-60-55. To the extent you were not experiencing financial difficulties, please revise to evaluate the modification of your debt under paragraphs 6 through 12 of ASC 470-50-40.

13. We note your response to our prior comment 42. Please revise Note (2) to also disclose the contractual amounts due under each of your obligations to Virgin and Cyrus following the completion of your 2013 Recapitalization transaction in addition to the amounts that were recorded in your financial statements following the transaction. Also, revise your disclosure in Note 2 to disclose the amount by which the recorded values of these obligations exceed their contractual amounts as a result of accounting for the recapitalization as a troubled debt restructuring at the date the restructuring occurred.

14. Please revise your discussion on page F-10 of the various assumptions used in calculation the fair value of the warrants issued in connection with the 2013 Recapitalization to also disclose the fair value per share based on an independent third party valuation at May 2013 that was used in your valuation.

(9) Stockholders' Equity, page F-30

15. We note your revisions in response to our prior comment 31. Please explain to us and revise to disclose in further detail the method and significant assumptions that were used to value the warrants that were issued to related parties (other than those issued in connection with the 2013 Recapitalization transaction) during the various periods presented in your financial statements.

(10) Share-Based Compensation, page F-33

16. To the extent the estimated IPO price is expected to differ significantly from the most recent fair value determined for your common shares, please tell us the significant factors and events contributing to the significant changes in fair value of the underlying stock leading up to the expected IPO. This discussion should generally explain any significant intervening events and reasons for changes in assumptions, as well as the weighting of

expected outcomes that resulted in the changes in the fair value of your shares and related stock-based compensation. Refer to the guidance outlined in section 14.13 of the AICPA Audit and Accounting Guide, *Valuation of Privately- Held- Company Equity Securities Issued As Compensation.*

General

17. A currently dated consent of the independent registered public accountants should be included as an exhibit to any future amendments to the Form S-1 registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Tad J. Freese
        Latham & Watkins LLP